

Mail Stop 3030

July 26, 2016

Via E-mail
Stephen P. Holt
Chief Financial Officer
MicroVision, Inc.
6244 185th Avenue NE, Suite 100
Redmond, WA 98052

> **Re:** **MicroVision, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 8, 2016**
> **File No. 1-34170**

Dear Mr. Holt:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue recognition, page 15

1.   We note that you only describe your accounting for product revenue, contract revenue and development revenue. Considering the fact that revenue from license agreements represented approximately 13% of total revenue in 2015, please expand your discussion in future filings to include a description of your accounting for royalty revenue.

Results of Operations

Cost of product revenue and contract revenue, page 18

2.   Please expand these sections in future filings to discuss the composition of these costs, including a description of the significant components of direct costs and allocated indirect costs. Refer to Item 303(a)(3)(i) of Regulation S-K.

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Inventory, page 31

3.   Please refer to ASC 330-10-30-9 and tell us the method used to determine the cost of your inventories (e.g., FIFO).   Provide the disclosures required by ASC 330-10-50-1 in future filings.

Concentration of Credit Risk and Major Customers and Suppliers, page 33

4.   You disclose that you had two customers in 2014 and 2013 that accounted for 65% and 86% of your revenue, respectively. Consistent with ASC 280-10-50-42, in future filings when revenues from transactions with a single external customer amount to 10 percent or more of your total revenues, please disclose that fact along with the total amount of revenues from that customer.

Note 3. Long-term Contracts, page 36

5.   We note that in March 2015 you signed a license agreement with Sony to grant a non-exclusive license to your technology. We further note that you received an $8 million upfront license fee and expect to recognize the amount into revenue over a period of eight years. As we note that you recorded royalty revenues of approximately $1.2 million in fiscal 2015, please tell us the amount of the royalty revenue that related to the upfront fee, the amount of the upfront fee you expect to recognize in each of the remaining years of the agreement and explain to us how the unrecognized portion of the upfront fee was presented on your balance sheet as of December 31, 2015.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery